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                         May 10, 2021

       Louis Brenner, M.D.
       Chief Executive Officer
       Allena Pharmaceuticals, Inc.
       One Newton Executive Park, Suite 202
       Newton, Massachusetts 02462

                                                        Re: Allena
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 6, 2021
                                                            File No. 333-255837

       Dear Louis Brenner:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tom
Kluck at 202-551-3233 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Michael H. Bison